20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4498
16th December 2005
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance [redacted]
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Re: **Tai Cheung Holdings Limited**
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 16th December 2005
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2005 - 2006 Interim Report

Date : as of 30th September 2005

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2005.

Consolidated Profit and Loss Account

For the six months ended 30th September 2005

		(Unaudited) Six Months Ended	
		30/9/2005	30/9/2004 (As restated)
	Note	***HK$Million***	*HK$Million*
Turnover	*3*	**111.0**	186.3
Cost of property sales		**(23.6)**	(97.7)
Property expenses		**(30.6)**	(30.4)
Gross profit		**56.8**	58.2
Administrative expenses		**(19.4)**	(17.0)
Write-back of provision against properties for sale		**42.4**	–
Provision for investment securities		**–**	(2.3)
Impairment of available-for-sale financial assets		**(2.3)**	–
Operating profit	*4*	**77.5**	38.9
Finance costs		**(2.4)**	(0.8)
Share of results of associated companies		**41.6**	30.3
Profit before taxation		**116.7**	68.4
Taxation	*6*	**(5.7)**	(3.2)
Profit attributable to shareholders		**111.0**	65.2
Dividends			
Interim, proposed, of HK 6 cents (2004: HK 4 cents) per ordinary share		**37.1**	24.7
Earnings per share	*7*	**18.0¢**	10.6¢

Consolidated Balance Sheet

As at 30th September 2005

	Note	(Unaudited) 30/9/2005 HK$Million	(Audited) 31/3/2005 (As restated) HK$Million
Non-current assets			
Investment properties		**152.1**	152.1
Fixed assets		**2.6**	2.0
Prepaid lease payments		**1,517.0**	1,526.4
Associated companies		**100.5**	89.9
Investment securities		**–**	67.2
Available-for-sale financial assets		**74.7**	–
Deferred tax assets		**14.7**	14.7
Mortgage loans receivable		**23.5**	24.9
		1,885.1	1,877.2
Current assets			
Properties for sale		**1,542.8**	1,469.6
Properties under development		**132.6**	150.3
Mortgage loans receivable		**0.3**	0.3
Debtors, deposits and prepayments	8	**55.4**	30.0
Bank balances and cash		**55.7**	97.5
		1,786.8	1,747.7
Current liabilities			
Creditors, deposits and accruals	9	**100.2**	94.2
Bank loans – secured		**73.7**	59.9
Bank loans – unsecured		**58.0**	50.0
Current portion of long term liabilities	10	**4.0**	58.9
Taxation payable		**11.7**	8.1
		247.6	271.1
Net current assets		**1,539.2**	1,476.6
Total assets less current liabilities		**3,424.3**	3,353.8
Non-current liabilities			
Long term liabilities	10	**241.3**	244.5
Deferred tax liabilities		**3.5**	3.4
		244.8	247.9
Net assets		**3,179.5**	3,105.9
Capital and reserves			
Share capital		**61.7**	61.7
Retained profit		**2,732.4**	2,658.5
Other reserves		**348.3**	348.6
Proposed dividend		**37.1**	37.1
Shareholders' funds		**3,179.5**	3,105.9

Consolidated Statement of Changes in Equity
For the six months ended 30th September 2005

	(Unaudited) Six Months Ended	
	30/9/2005	30/9/2004 (As restated)
	HK$Million	*HK$Million*
Shareholders' funds at 1st April, as previously reported	**4,844.5**	4,496.4
Effect of the adoption of HKAS 17	**(213.8)**	(190.1)
Effect of the adoption of HKAS–Int 21	**(1.2)**	(2.0)
Effect of the adoption of HK–Int 2	**(1,523.6)**	(1,338.1)
Shareholders' funds at 1st April, as restated	**3,105.9**	2,966.2
Exchange reserve movement	**(0.3)**	–
Profit attributable to shareholders	**111.0**	65.2
Dividends	**(37.1)**	(18.5)
Shareholders' funds at 30th September	**3,179.5**	3,012.9

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September 2005

	(Unaudited) Six Months Ended	
	30/9/2005	30/9/2004
	HK$Million	*HK$Million*
Net cash from/(used in) operating activities	**9.3**	(118.0)
Net cash from investing activities	**22.4**	70.4
Net cash (used in)/from financing activities	**(73.4)**	82.6
Net (decrease)/increase in bank balances and cash	**(41.7)**	35.0
Bank balances and cash at 1st April	**97.5**	57.5
Effect of foreign exchange rate changes	**(0.1)**	–
Bank balances and cash at 30th September	**55.7**	92.5

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) Basis of Preparation

These unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2005 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2005 except that the Group has changed some of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods commencing on or after 1st January 2005.

(b) Changes in Accounting Policies

In the six months ended 30th September 2005, the Group adopted the new HKFRSs below which are relevant to its operations. The prior period comparatives have been amended as required in accordance with the relevant requirements.

(i) Prepaid lease payments

The adoption of the revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from properties for sale and properties under development to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at the lower of cost and estimated net realisable value.

(ii) *Investment properties*

The adoption of the revised HKAS 40 "Investment Property" has resulted in a change in the accounting policy whereby changes in fair values are recorded in the profit and loss account. In prior years, increases in fair value were credited to the investment properties valuation reserve; decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter were charged to the profit and loss account. Any subsequent increase was credited to the profit and loss account to the extent of the amount previously charged.

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)**

(b) Changes in Accounting Policies (continued)

(iii) Deferred taxation

The adoption of the revised HKAS-Interpretation ("HKAS-Int") 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" has resulted in a change in the accounting policy relating to the measurement of deferred taxation arising from the revaluation of investment properties. Such deferred taxation is measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use and is calculated at the profits tax rate.

In prior years, the carrying amount of the asset was expected to be recovered through sale. No provision for deferred taxation on revaluation of investment properties in Hong Kong was made as the deferred taxation was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil.

(iv) Hotel property

The adoption of HK Interpretation ("HK-Int") 2 "The Appropriate Accounting Policies for Hotel Properties" has resulted in a change in the accounting policy whereby an owner-operated hotel property would be accounted for as property, plant and equipment. The depreciable amount of the hotel building would be depreciated over its remaining useful economic life and the carrying amount of the leasehold land would be amortised over the remaining term of the lease.

In prior years, the hotel property held by the associated company was accounted for as an investment property. No depreciation or amortisation was required.

(v) Financial instruments

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments.

In accordance with the requirements of HKAS 32 and HKAS 39, the Group has reclassified its long-term investments as available-for-sale investments. The changes in fair values for available-for-sale investments are recognised in equity. When there are downward movements which are considered to be impairment in nature, in which case the amount is charged to the profit and loss account. Loans and receivables are measured at amortised cost using the effective interest method.

In prior years, investment securities were stated at cost less provision.

1. *BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)*

(b) Changes in Accounting Policies (continued)

(vi) The following is a summary of effect of adopting the new HKFRSs on the consolidated profit and loss account for the six months ended 30th September 2005 and 30th September 2004:

	Increase/(decrease) Effect of adopting					
	HKAS 17 *HK$Million*	HKAS 40 *HK$Million*	HKAS-Int 21 *HK$Million*	HK-Int 2 *HK$Million*	HKAS 39 *HK$Million*	Total *HK$Million*
(a) For the six months ended 30th September 2005						
Property expenses	14.9	-	-	-	-	14.9
Cost of property sales	(0.5)	-	-	-	-	(0.5)
Profit attributable to shareholders	(14.4)	-	-	-	-	(14.4)
Earnings per share	(2.3¢)	-	-	-	-	(2.3¢)
(b) For the six months ended 30th September 2004						
Property expenses	13.7	-	-	-	-	13.7
Cost of property sales	(1.8)	-	-	-	-	(1.8)
Profit attributable to shareholders	(11.9)	-	-	-	-	(11.9)
Earnings per share	(1.9¢)	-	-	-	-	(1.9¢)

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

(b) Changes in Accounting Policies (continued)

(vii) The following is a summary of effect of adopting the new HKFRSs on the consolidated balance sheet at 30th September 2005 and 31st March 2005:

	Increase/(decrease) Effect of adopting					
	HKAS 17	HKAS 40	HKAS-Int 21	HK-Int 2	HKAS 39	Total
	HK$Million	*HK$Million*	*HK$Million*	*HK$Million*	*HK$Million*	*HK$Million*
(a) At 30th September 2005						
Prepaid lease payments	1,517.0	-	-	-	-	1,517.0
Associated companies	-	-	-	(1,523.6)	-	(1,523.6)
Investment securities	-	-	-	-	(74.7)	(74.7)
Available-for-sale financial assets	-	-	-	-	74.7	74.7
Properties for sale	(1,496.2)	-	-	-	-	(1,496.2)
Properties under development	(248.9)	-	-	-	-	(248.9)
Deferred tax liabilities	-	-	1.2	-	-	1.2
Net assets	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
Retained profits	(228.1)	6.8	(1.2)	-	-	(222.5)
Other reserves	-	(6.8)	-	(1,523.6)	-	(1,530.4)
Shareholders' funds	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
(b) At 31st March 2005						
Prepaid lease payments	1,526.4	-	-	-	-	1,526.4
Associated companies	-	-	-	(1,523.6)	-	(1,523.6)
Investment securities	-	-	-	-	(67.2)	(67.2)
Available-for-sale financial assets	-	-	-	-	67.2	67.2
Properties for sale	(1,487.2)	-	-	-	-	(1,487.2)
Properties under development	(253.0)	-	-	-	-	(253.0)
Deferred tax liabilities	-	-	1.2	-	-	1.2
Net assets	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)
Retained profits	(213.8)	6.8	(1.2)	-	-	(208.2)
Other reserves	-	(6.8)	-	(1,523.6)	-	(1,530.4)
Shareholders' funds	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)

2. **CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS**

Estimates and judgements used in preparing the accounts are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include those related to investment properties, impairment of assets and income taxes.

3. **TURNOVER AND SEGMENT INFORMATION**

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) **Primary reporting format – business segments**

	Six Months Ended 30/9/2005					
	Property development *HK$Million*	Property leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	56.6	50.7	3.0	-	0.7	111.0
Segment results before provision	(2.6)	38.7	1.6	-	(0.2)	37.5
Write-back of provision for properties	19.9	22.5	-	-	-	42.4
Impairment of available-for-sale financial assets	-	-	-	-	(2.3)	(2.3)
Segment results	17.3	61.2	1.6	-	(2.5)	77.6
Unallocated costs						(0.1)
Operating profit						77.5
Finance costs						(2.4)
Share of results of associated companies	0.3	-	-	41.3	-	41.6
Profit before taxation						116.7
Taxation						(5.7)
Profit attributable to shareholders						111.0

3. TURNOVER AND SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments (continued)

	Six Months Ended 30/9/2004 (As restated)					
	Property development *HK$Million*	**Property leasing** *HK$Million*	**Property management** *HK$Million*	**Hotel operation** *HK$Million*	**Investment holding** *HK$Million*	**Group** *HK$Million*
Turnover	135.6	47.5	3.0	-	0.2	186.3
Segment results before provision	5.9	34.4	1.5	-	(0.5)	41.3
Provision for investment securities	-	-	-	-	(2.3)	(2.3)
Segment results	5.9	34.4	1.5	-	(2.8)	39.0
Unallocated costs						(0.1)
Operating profit						38.9
Finance costs						(0.8)
Share of results of associated companies	0.2	-	-	30.1	-	30.3
Profit before taxation						68.4
Taxation						(3.2)
Profit attributable to shareholders						65.2

(b) Secondary reporting format – geographical segments

	Turnover Six Months Ended		**Operating results** Six Months Ended	
	30/9/2005 **HK$Million**	30/9/2004 *HK$Million*	**30/9/2005** **HK$Million**	30/9/2004 (As restated) *HK$Million*
Hong Kong	**110.8**	100.7	**81.2**	20.7
United States of America	**0.2**	85.6	**(3.7)**	18.2
	111.0	186.3	**77.5**	38.9

4. **OPERATING PROFIT**

	Six Months Ended	
	30/9/2005	*30/9/2004*
		(As restated)
	HK$Million	*HK$Million*
Operating profit is stated after charging the following:		
Amortisation of prepaid lease payments	**14.9**	13.7
Auditors' remuneration	**0.5**	0.6
Depreciation	**0.3**	0.3
Directors' emoluments		
– fees	**0.3**	0.3
– salaries, bonuses and other emoluments	**2.2**	2.1
– provident fund contributions	**0.2**	0.2
Operating lease rentals – land and buildings	**1.5**	2.7
Outgoings in respect of		
– investment properties	**1.4**	1.5
– other properties	**1.6**	1.6

5. **STAFF COSTS**

The amount of staff costs (excluding directors' emoluments as disclosed in note 4) charged to the consolidated profit and loss account represents:

	Six Months Ended	
	30/9/2005	30/9/2004
	HK$Million	*HK$Million*
Salaries and allowances	**21.8**	21.0
Provident fund contributions less forfeitures	**1.4**	1.3
Less: Recharge of staff costs to building management funds	**(9.7)**	(9.2)
	13.5	13.1

6. **TAXATION**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

	Six Months Ended	
	30/9/2005	30/9/2004
	HK$Million	*HK$Million*
Current taxation		
Hong Kong profits tax	**5.6**	3.1
Deferred taxation	**0.1**	0.1
	5.7	3.2

The Group's share of taxation attributable to associated companies for the six months ended 30th September 2005 of HK$8.7 million (2004: HK$6.3 million) is included in the consolidated profit and loss account as share of results of associated companies.

7. **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$111.0 million (2004: HK$65.2 million, as restated) and ordinary shares in issue of 617,531,425 (2004: 617,531,425).

8. **DEBTORS, DEPOSITS AND PREPAYMENTS**

	30/9/2005 *HK$Million*	31/3/2005 *HK$Million*
Debtors, aged		
0-3 months	**8.1**	21.1
Over 3 months	**36.0**	–
	44.1	21.1
Deposits and prepayments	**11.3**	8.9
	55.4	30.0

Credit terms given to customers vary and are generally within three months.

9. **CREDITORS, DEPOSITS AND ACCRUALS**

	30/9/2005 *HK$Million*	31/3/2005 *HK$Million*
Creditors, aged		
0-3 months	**2.1**	5.9
Over 3 months	**3.2**	3.2
	5.3	9.1
Deposits and accruals	**94.9**	85.1
	100.2	94.2

10. **LONG TERM LIABILITIES**

	30/9/2005 *HK$Million*	31/3/2005 *HK$Million*
Secured bank loans		
wholly repayable within five years	**245.3**	303.4
Less: Current portion of long term liabilities	**(4.0)**	(58.9)
	241.3	244.5

The maturity of the Group's long term liabilities is as follows:

	30/9/2005 *HK$Million*	31/3/2005 *HK$Million*
Secured bank loans		
Within one year	**4.0**	58.9
In the second year	**116.3**	4.0
In the third to fifth year	**125.0**	240.5
	245.3	303.4

11. **COMMITMENTS**

	30/9/2005 *HK$Million*	31/3/2005 *HK$Million*
Capital commitment		
– available-for-sale financial assets	**109.7**	–
– investment securities	–	98.0
Development expenses contracted but not provided for in respect of properties under development	**26.5**	20.3
	136.2	118.3

Interim Dividend

The Directors declared an interim dividend of HK 6 cents per share, representing an increase of 50% over last year. The said interim dividend is payable on 8th February 2006.

Register of Members

The Register of Members will be closed from 3rd January 2006 to 6th January 2006, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 30th December 2005 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2005 amounted to HK$111.0 million. This represents an increase of 70% over the restated profit of HK$65.2 million for the same period in 2004. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

In the preparation of the Group's interim accounts herein presented, the Group has adopted a number of new or revised Hong Kong Accounting Standards which are effective for accounting periods commencing on 1st April 2005, and relevant comparative figures have correspondingly been restated.

Prior to 1st April 2005, it was the Group's policy, in accordance with the relevant accounting standards previously applicable, to state the value of its owned and operated hotel properties at their open market valuations appraised annually and not depreciated. Upon the adoption by the Group of the new accounting standards, Sheraton – Hong Kong Hotel is now stated at cost less accumulated depreciation and amortisation on the hotel land and buildings.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the basis that the Group were to continue to state its hotel properties at their open market valuations as at 31st March 2005 and not depreciated.

	30/9/2005 (Unaudited) HK$Million	31/3/2005 (Unaudited) HK$Million
NON-CURRENT ASSETS		
Interest in associates	**100.5**	89.9
Add: Attributable revaluation surplus relating to hotel properties *	**1,535.0**	1,523.6
	1,635.5	1,613.5
Other non-current assets	**1,784.6**	1,787.3
	3,420.1	3,400.8
CURRENT ASSETS	**1,786.8**	1,747.7
CURRENT LIABILITIES	**(247.6)**	(271.1)
NET CURRENT ASSETS	**1,539.2**	1,476.6
TOTAL ASSETS LESS CURRENT LIABILITIES	**4,959.3**	4,877.4
NON-CURRENT LIABILITIES	**(244.8)**	(247.9)
NET ASSETS AS IF THE HOTEL PROPERTIES WERE STATED AT OPEN MARKET VALUE	**4,714.5**	4,629.5
Net assets per ordinary share as if the hotel properties were stated at open market value	**HK$7.63**	HK$7.49

* *Based on open market valuations as at 31st March 2005.*

Property Development

Construction work at Avanzado Technology Park in California has been completed. All units have been pre-sold. Profits from this development will be recorded in the second half of the financial year.

The luxury residential project at Chung Hom Kok has been completed and we are making steady progress in the sale of this development.

Foundation and site formation work at the luxury residential project at Plunkett's Road on the Peak is progressing according to schedule.

Hotel

There have been two new 5-star hotels completed recently. However, a big 5-star hotel in Kowloon will be demolished soon. As a result, the supply of 5-star hotel rooms will result in negative growth. Therefore, the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, will continue to perform well in the next few years due to strong demand and lack of new supply.

Prospects

There has been a gradual increase in interest rates over the past six months and it has been predicted that interest rates will rise a further 0.25% to 0.5% over the next six months. As a result of the rise in interest rates, the property market has slowed down in recent days. However, the current interest rate level is still relatively low comparative to the levels experienced in the last 30 years. Therefore, it is expected that the property market will become buoyant again after the next few months.

The sectors which your Group concentrates on are high-class residential and office properties. Because of limited supply and strong demand, we expect that high-class residential properties in traditional luxury residential areas will continue to do well.

In order to comply with Basel II requirements, a lot of financial institutions in Hong Kong will have to upgrade their back offices and emergency recovery centres before January 2007. These demands, in addition to those generated by economic recovery, will provide a strong stimulus to demand in office space.

Liquidity and Financial Resources

At 30th September 2005, the Group's borrowings net of cash was HK$321.3 million as compared with HK$315.8 million at 31st March 2005. 36.0% of the Group's borrowings were payable within one year and 64.0% were payable between two to five years. Approximately 80.9% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 19.1% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2005, amounted to HK$421.0 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 11.9% at 30th September 2005, compared to 13.3% at 31st March 2005.

Certain properties of the Group with a carrying value of HK$1,117.2 million (31st March 2005: HK$1,338.0 million) have been pledged to banks as security for facilities granted to the extent of HK$525.0 million (31st March 2005: HK$648.3 million) against which HK$319.0 million (31st March 2005: HK$363.3 million) has been utilised at the balance sheet date.

Human Resources

The Group, excluding associated companies, employs a total of 240 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$23.2 million for the period ended 30th September 2005. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Directors' Interests

At 30th September 2005, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under *section 352 of the Securities and Futures Ordinance ("SFO") were as follows:*

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	108,188,971	–	*61,335,074	–	**169,524,045**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,706**
Karl Chi Leung Kwok	221,212	–	–	–	**221,212**
Wing Sau Li	54,000	–	–	–	**54,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, no directors, chief executives or their associates had any interest or short position in the shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

During the period under review, the Company did not grant any rights to its Directors or Chief Executive to subscribe for shares of the Company.

Substantial Shareholders

At 30th September 2005, the register of substantial shareholders maintained under section 336 of the SFO showed that the Company has been notified of the following interest, being 5% or more of the Company's issued share capital. This interest is in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares
Chan Poon Wai Kuen	96,185,380

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified by any other person (other than a director of the Company disclosed above) who has an interest or short position in the shares of the Company which are required to be recorded in the register kept by the Company pursuant to section 336 of the SFO as at 30th September 2005.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

Compliance with the Code on Corporate Governance Practices

During the period, the Company has complied with the Code on Corporate Governance Practices (the "Code ") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

(3) Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Company's Bye-Laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that no Director holding office as Chairman or Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. The Board considers that the continuity of office of the Chairman provides the Group a strong and consistent leadership and is of great importance to the smooth operations of the Group.

(4) Under code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management.

The respective functions of the Board and management of the Company have been formalized and set out in writing which was approved by the Board in June 2005.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 8th December 2005

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. Wing Sau Li and Mr. William Wai Lim Lam as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Benedict Cho Hung Woo and Mr. Joseph Wing Siu Cheung as independent non-executive directors.

本人謹以欣悅之心情報告截至二零零五年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零五年九月三十日止六個月

	附註	(未經審核) 截至 30/9/2005 止六個月 港幣百萬元	截至 30/9/2004 止六個月 (經重列) 港幣百萬元
營業額	3	**111.0**	186.3
出售物業成本		**(23.6)**	(97.7)
物業開支		**(30.6)**	(30.4)
毛利		**56.8**	58.2
行政開支		**(19.4)**	(17.0)
就待售物業撥備之轉回		**42.4**	–
投資證券撥備		**–**	(2.3)
可供出售投資減值		**(2.3)**	–
營業溢利	4	**77.5**	38.9
財務費用		**(2.4)**	(0.8)
攤佔聯營公司業績		**41.6**	30.3
除稅前溢利		**116.7**	68.4
稅項	6	**(5.7)**	(3.2)
股東應佔溢利		**111.0**	65.2
股息			
擬派中期股息，每普通股港幣六仙(二零零四年：港幣四仙)		**37.1**	24.7
每股盈利	7	**18.0¢**	10.6¢

綜合資產負債表
二零零五年九月三十日結算

	附註	(未經審核) 30/9/2005 港幣百萬元	(已審核) 31/3/2005 (經重列) 港幣百萬元
非流動資產			
投資物業		**152.1**	152.1
固定資產		**2.6**	2.0
預付租賃款項		**1,517.0**	1,526.4
聯營公司		**100.5**	89.9
投資證券		**–**	67.2
可供出售投資		**74.7**	–
遞延税項資產		**14.7**	14.7
應收按揭貸款		**23.5**	24.9
		1,885.1	1,877.2
流動資產			
待售物業		**1,542.8**	1,469.6
發展中物業		**132.6**	150.3
應收按揭貸款		**0.3**	0.3
應收賬款、按金及預付款項	8	**55.4**	30.0
銀行存款及現金		**55.7**	97.5
		1,786.8	1,747.7
流動負債			
應付賬款、按金及未付款項	9	**100.2**	94.2
銀行貸款－有抵押		**73.7**	59.9
銀行貸款－無抵押		**58.0**	50.0
長期負債之現期部分	10	**4.0**	58.9
應付税項		**11.7**	8.1
		247.6	271.1
流動資產淨值		**1,539.2**	1,476.6
總資產減流動負債		**3,424.3**	3,353.8
非流動負債			
長期負債	10	**241.3**	244.5
遞延税項負債		**3.5**	3.4
		244.8	247.9
淨資產		**3,179.5**	3,105.9
資本及儲備			
股本		**61.7**	61.7
保留盈餘		**2,732.4**	2,658.5
其他儲備金		**348.3**	348.6
建議股息		**37.1**	37.1
股東權益		**3,179.5**	3,105.9

綜合股東權益變動表

截至二零零五年九月三十日止六個月

	（未經審核）	
	截至 30/9/2005 止六個月	截至 30/9/2004 止六個月 （經重列）
	港幣百萬元	*港幣百萬元*
股東權益於四月一日，如前呈報	**4,844.5**	4,496.4
採納會計準則第17號	**(213.8)**	(190.1)
採納會計準則詮釋第21號	**(1.2)**	(2.0)
採納香港詮釋第2號	**(1,523.6)**	(1,338.1)
股東權益於四月一日，經重列	**3,105.9**	2,966.2
匯兌儲備變動	**(0.3)**	—
股東應佔溢利	**111.0**	65.2
股息	**(37.1)**	(18.5)
股東權益於九月三十日	**3,179.5**	3,012.9

簡明綜合現金流量表
截至二零零五年九月三十日止六個月

	(未經審核)	
	截至 30/9/2005 止六個月	截至 30/9/2004 止六個月
	港幣百萬元	*港幣百萬元*
經營活動所得之淨現金流入／(流出)	**9.3**	(118.0)
投資活動之淨現金流入	**22.4**	70.4
融資活動之淨現金(流出)／流入	**(73.4)**	82.6
銀行存款及現金(減少)／增加淨額	**(41.7)**	35.0
四月一日之銀行存款及現金	**97.5**	57.5
外幣匯率變動之影響	**(0.1)**	–
九月三十日之銀行存款及現金	**55.7**	92.5

附註：

1. **編製基準及會計政策**

   (a) **編製基準**

   此未經審核簡明綜合中期報告乃遵照香港會計師公會發佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之規定編製。

   本簡明賬目應與二零零五年之年報一併閱讀。

   本集團除因應香港會計師公會頒佈最新或經修訂並於二零零五年一月一日或之後開始之會計年度生效之香港財務報告準則及香港會計準則（「新香港財務報告準則」）改變其若干會計政策外，編製此簡明中期報告所採納之會計政策及計算方法與截至二零零五年三月三十一日止年度年報中所採用者一致。

   (b) **會計政策之改變**

   截至二零零五年九月三十日止六個月，本集團採用了以下與其運作相關之新香港財務報告準則。而去年之比較數字亦因應有關要求而予以修改。

   (i) 預付租賃款項

   採納經修訂之香港會計準則第17號「租賃」導致會計政策改變，租賃土地由待售物業及發展中物業重新分類至經營租賃。為租賃土地所支付的預付款項乃按租賃期限以直線法於損益賬支銷；或如有減值虧損，該減值虧損亦於損益賬中支銷。於過往年度，租賃土地乃按成本值及估計可變現淨值之較低者入賬。

   (ii) 投資物業

   採納經修訂之香港會計準則第40號「投資物業」導致會計政策改變，投資物業公允價值之變動均計入損益賬內。於過往年度，此等公允價值之增值部份撥入投資物業估值儲備金；減值部份首先以整個投資物業組合為基礎與先前增值之部份對銷，其後則從損益賬中支銷。其後如有任何增值，最高按先前支銷之金額為限撥入損益賬中。

1. 編製基準及會計政策（續）

(b) 會計政策之改變（續）

(iii) 遞延税項

採納經修訂之香港會計準則詮釋第21號「所得税－收回經重估的不可折舊資產」導致有關量度投資物業經重估而產生之遞延税項之會計政策改變。此等遞延税項乃以該資產持作使用時可收回之賬面值按利得税率計算之税務結果基準量度。

於過往年度，資產之賬面值預期於出售時收回。因遞延税項乃根據最終出售時之税率計算，而此税率在香港為零，故此並未為香港投資物業重估之遞延税項作出撥備。

(iv) 酒店物業

採納香港詮釋第2號「酒店物業之適當會計政策」導致會計政策改變：自行營運之酒店將以物業、機器及設備入賬。酒店樓宇部分之折舊額將依照其剩餘可使用期間計算折舊，而租賃土地則以其賬面值按租賃期限計算攤銷。

於過往年度，聯營公司持有之酒店物業以投資物業入賬，故此未對其作出任何折舊撥備及攤銷。

(v) 金融工具

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致金融工具之確認、計量及披露之會計政策改變。

根據香港會計準則第32號及第39號，本集團已將長期投資重新分類為可供出售投資。可供出售投資的公允價值之改變將計入權益內。當可供出售投資的公允價值被斷定為減值，該虧損將計入損益賬內。貸款及應收賬項則採用實際利率法按攤銷成本計量。

於過往年度，投資證券是以成本值扣除撥備入賬。

1. 編製基準及會計政策(續)

(b) 會計政策之改變(續)

(vi) 採納新香港財務報告準則對截至二零零五年九月三十日及二零零四年九月三十日之綜合損益表之影響如下:

	增加/(減少) 採納以下之影響					
	會計準則第17號 港幣百萬元	會計準則第40號 港幣百萬元	會計準則詮釋第21號 港幣百萬元	香港詮釋第2號 港幣百萬元	會計準則第39號 港幣百萬元	總數 港幣百萬元
(a) 截至二零零五年九月三十日止六個月						
物業開支	14.9	-	-	-	-	14.9
出售物業成本	(0.5)	-	-	-	-	(0.5)
股東應佔溢利	(14.4)	-	-	-	-	(14.4)
每股盈利	(2.3¢)	-	-	-	-	(2.3¢)
(b) 截至二零零四年九月三十日止六個月						
物業開支	13.7	-	-	-	-	13.7
出售物業成本	(1.8)	-	-	-	-	(1.8)
股東應佔溢利	(11.9)	-	-	-	-	(11.9)
每股盈利	(1.9¢)	-	-	-	-	(1.9¢)

1. 編製基準及會計政策(續)

(b) 會計政策之改變(續)

(vii) 採納新香港財務報告準則對於二零零五年九月三十日及二零零五年三月三十一日之綜合資產負債表之影響如下:

	增加/(減少) 採納以下之影響					
	會計準則第17號 港幣百萬元	會計準則第40號 港幣百萬元	會計準則詮釋第21號 港幣百萬元	香港詮釋第2號 港幣百萬元	會計準則第39號 港幣百萬元	總數 港幣百萬元
(a) 於二零零五年九月三十日						
預付租賃款項	1,517.0	-	-	-	-	1,517.0
聯營公司	-	-	-	(1,523.6)	-	(1,523.6)
投資證券	-	-	-	-	(74.7)	(74.7)
可供出售投資	-	-	-	-	74.7	74.7
待售物業	(1,496.2)	-	-	-	-	(1,496.2)
發展中物業	(248.9)	-	-	-	-	(248.9)
遞延稅項負債	-	-	1.2	-	-	1.2
淨資產	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
保留盈餘	(228.1)	6.8	(1.2)	-	-	(222.5)
其他儲備金	-	(6.8)	-	(1,523.6)	-	(1,530.4)
股東權益	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
(b) 於二零零五年三月三十一日						
預付租賃款項	1,526.4	-	-	-	-	1,526.4
聯營公司	-	-	-	(1,523.6)	-	(1,523.6)
投資證券	-	-	-	-	(67.2)	(67.2)
可供出售投資	-	-	-	-	67.2	67.2
待售物業	(1,487.2)	-	-	-	-	(1,487.2)
發展中物業	(253.0)	-	-	-	-	(253.0)
遞延稅項負債	-	-	1.2	-	-	1.2
淨資產	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)
保留盈餘	(213.8)	6.8	(1.2)	-	-	(208.2)
其他儲備金	-	(6.8)	-	(1,523.6)	-	(1,530.4)
股東權益	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)

2. 重要會計估算及判斷

根據過往經驗及其他因素，包括在目前情況下對未來事項相信為合理期望等，對編製本財務報表所使用之估算及判斷不斷進行評估。本集團對未來作出估算及假設。按定義所得之會計估算很少與相關實際結果一致。對資產及負債賬面值有重要影響之估算及假設包括與投資物業、資產減值及所得稅之估算及假設。

3. 營業額及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。

分部資料按本集團之業務或地域列出。業務分部被選擇為主要報告形式呈列，因此形式與本集團之運作模式較切合。

(a) 主要報告形式－業務分部

	截至30/9/2005止六個月					
	地產發展 港幣百萬元	物業出租 港幣百萬元	物業管理 港幣百萬元	酒店經營 港幣百萬元	投資控股 港幣百萬元	集團 港幣百萬元
營業額	56.6	50.7	3.0	–	0.7	111.0
撥備前分部業績	(2.6)	38.7	1.6	–	(0.2)	37.5
就物業撥備之轉回	19.9	22.5	–	–	–	42.4
可供出售投資減值	–	–	–	–	(2.3)	(2.3)
分部業績	17.3	61.2	1.6	–	(2.5)	77.6
未分配成本						(0.1)
營業溢利						77.5
財務費用						(2.4)
攤佔聯營公司業績	0.3	–	–	41.3	–	41.6
除稅前溢利						116.7
稅項						(5.7)
股東應佔溢利						111.0

3. 營業額及分部資料(續)

(a) 主要報告形式－業務分部(續)

	截至30/9/2004止六個月(經重列)					
	地產發展	物業出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	135.6	47.5	3.0	–	0.2	186.3
撥備前分部業績	5.9	34.4	1.5	–	(0.5)	41.3
投資證券撥備	–	–	–	–	(2.3)	(2.3)
分部業績	5.9	34.4	1.5	–	(2.8)	39.0
未分配成本						(0.1)
營業溢利						38.9
財務費用						(0.8)
攤佔聯營公司業績	0.2	–	–	30.1	–	30.3
除稅前溢利						68.4
稅項						(3.2)
股東應佔溢利						65.2

(b) 次要報告形式－地域分部

	營業額		營業溢利	
	截至 30/9/2005 止六個月	截至 30/9/2004 止六個月	**截至 30/9/2005 止六個月**	截至 30/9/2004 止六個月 (經重列)
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	**110.8**	100.7	**81.2**	20.7
美國	**0.2**	85.6	**(3.7)**	18.2
	111.0	186.3	**77.5**	38.9

4. **營業溢利**

	截至 30/9/2005 止六個月 *港幣百萬元*	截至 30/9/2004 止六個月 (經重列) *港幣百萬元*
營業溢利已扣除下列各項目：		
預付租賃款項攤銷	**14.9**	13.7
核數師酬金	**0.5**	0.6
折舊	**0.3**	0.3
董事酬金		
一袍金	**0.3**	0.3
一薪金、花紅及其他酬金	**2.2**	2.1
一公積金供款	**0.2**	0.2
營業性租賃之租金一房地產	**1.5**	2.7
物業之支出		
一投資物業	**1.4**	1.5
一其他物業	**1.6**	1.6

5. **僱員開支**

僱員開支(不包括附註4之董事酬金)在綜合損益表支銷代表：

	截至 30/9/2005 止六個月 *港幣百萬元*	截至 30/9/2004 止六個月 *港幣百萬元*
薪金及津貼	**21.8**	21.0
公積金供款減沒收額	**1.4**	1.3
減：轉收物業管理基金之僱員開支	**(9.7)**	(9.2)
	13.5	13.1

6. **稅項**

香港利得稅準備乃根據期內估計之應課稅溢利按照稅率百分之十七點五(二零零四年：稅率百分之十七點五)計算。

	截至 30/9/2005 止六個月 *港幣百萬元*	截至 30/9/2004 止六個月 *港幣百萬元*
本期稅項		
香港利得稅	**5.6**	3.1
遞延稅項	**0.1**	0.1
	5.7	3.2

截至二零零五年九月三十日止六個月之集團攤佔聯營公司稅項港幣八百七十萬元(二零零四年：港幣六百三十萬元)已於綜合損益表中納入攤佔聯營公司業績內。

7. **每股盈利**

每股盈利乃按股東應佔溢利港幣一億一千一百萬元（二零零四年：港幣六千五百二十萬元，經重列）及已發行普通股617,531,425股（二零零四年：617,531,425股）計算。

8. **應收賬款、按金及預付款項**

	30/9/2005 港幣百萬元	31/3/2005 港幣百萬元
應收賬款，賬齡		
零至三個月	8.1	21.1
三個月以上	36.0	–
	44.1	21.1
按金及預付款項	11.3	8.9
	55.4	30.0

給予顧客之信貸條款各異，一般在三個月內。

9. **應付賬款、按金及未付款項**

	30/9/2005 港幣百萬元	31/3/2005 港幣百萬元
應付賬款，賬齡		
零至三個月	2.1	5.9
三個月以上	3.2	3.2
	5.3	9.1
按金及未付款項	94.9	85.1
	100.2	94.2

10. **長期負債**

	30/9/2005 港幣百萬元	31/3/2005 港幣百萬元
須於五年內全部償還有抵押之銀行貸款	245.3	303.4
減：長期負債中流動負債	(4.0)	(58.9)
	241.3	244.5

本集團長期負債之到期日如下：

	30/9/2005 港幣百萬元	31/3/2005 港幣百萬元
有抵押之銀行貸款		
一年內	4.0	58.9
二年內	116.3	4.0
三至五年內	125.0	240.5
	245.3	303.4

11. 承擔

	30/9/2005 港幣百萬元	31/3/2005 港幣百萬元
資本承擔		
－可供出售投資	**109.7**	–
－投資證券	–	98.0
就發展中物業已簽約但未撥備之發展開支	**26.5**	20.3
	136.2	118.3

中期股息

董事局宣佈將於二零零六年二月八日派發中期股息每股港幣六仙，與去年同期之股息相比，增加百分之五十。

股東名冊

股東名冊定於二零零六年一月三日至二零零六年一月六日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零五年十二月三十日下午四時前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零五年九月三十日止上半年度本集團未經審核股東應佔溢利為港幣一億一千一百萬元，與去年同期經重列之溢利港幣六千五百二十萬元相比，增加百分之七十，主要因為香港物業市道及酒店業務之增長。

本集團已採納於二零零五年四月一日開始的會計年度生效之多項新增或經修訂香港會計準則，以編製本集團之中期報告，而同期之有關比較數字亦已相應重列。

於二零零五年四月一日前，本集團之政策為根據以往一般適用之有關會計準則，其所擁有及經營之酒店物業乃按每年公開市場估值列值，並不計算折舊。於本集團採納新會計準則後，喜來登酒店現按成本減除酒店土地及建築物之累計折舊及攤銷後列值。

為全面反映本集團酒店物業之實質經濟價值，本集團認為應向股東呈列下文有關本集團資產淨值之補充資料，此乃根據本集團繼續按其酒店物業於二零零五年三月三十一日之公開市場估值且不計算折舊列值。

	30/9/2005 (未經審核) 港幣百萬元	31/3/2005 (未經審核) 港幣百萬元
非流動資產		
聯營公司權益	**100.5**	89.9
加:應佔酒店物業之重估盈餘*	**1,535.0**	1,523.6
	1,635.5	1,613.5
其他非流動資產	**1,784.6**	1,787.3
	3,420.1	3,400.8
流動資產	**1,786.8**	1,747.7
流動負債	**(247.6)**	(271.1)
流動資產淨額	**1,539.2**	1,476.6
總資產減流動負債	**4,959.3**	4,877.4
非流動負債	**(244.8)**	(247.9)
若酒店物業按公開市場估值列值之資產淨值	**4,714.5**	4,629.5
若酒店物業按公開市場估值列值之每股普通股資產淨值	**7.63元**	7.49元

* *按於二零零五年三月三十一日之公開市場估值計算。*

地產發展

位於加利福尼亞州之Avanzado Technology Park發展物業之建築工程已完成，所有單位已全部預售。該發展物業之溢利將於下半年財政年度內入賬。

位於春坎角之高級住宅發展物業之建築工程已完竣。集團發售該發展物業有穩定進展。

位於山頂賓吉道之高級住宅發展物業之地基及地盤平整工程依程序表正在進行中。

酒店

最近有兩間五星級酒店落成。然而，一間位於九龍之大型五星級酒店快將拆卸，而最終將會引致五星級酒店房間之供應出現負增長。由於需求強勁及新供應量短缺，因此本集團擁有百分之三十五權益之喜來登酒店今後數年將會繼續表現理想。

展望

在過去六個月內利率已逐漸提升，預測未來六個月利率將會再加1/4厘至1/2厘。由於利率向上，物業市場近期成交已減慢。然而，現時之利率水平與過去三十年經歷之水平相比仍然是相當低，因此預期物業市道於未來數月後將會再度蓬勃起來。

本集團集中於發展高級住宅及寫字樓這兩方面。因為座落於傳統豪宅區之高級住宅物業供應有限而需求強勁，預期這方面之發展物業將會繼續造好。

為了要遵守巴塞爾II (Basel II)之規定，於香港運作之眾多金融機構將要在二零零七年一月前提升其後勤寫字樓及緊急復原中心。這方面的要求，再加上由經濟復甦所產生的需求將會對寫字樓面積的需要提供一個強勁的刺激作用。

流動資金狀況及財務資源

於二零零五年九月三十日，本集團在扣除現金後之貸款淨額為港幣三億二千一百三十萬元，而於二零零五年三月三十一日則為港幣三億一千五百八十萬元。本集團貸款中有百分之三十六須於一年內償還，有百分之六十四之貸款須於第二至五年內償還。本集團所有貸款中約百分之八十點九為港元，其餘百分之十九點一則為美元。由於美元貸款與本集團於美國之業務有直接關連，因此該等貸款大部份與同一貨幣之資產互相抵銷。

於二零零五年九月三十日，本集團已獲批核但未動用之信貸額為港幣四億二千一百萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零五年九月三十日之資本負債比率為百分之十一點九，而二零零五年三月三十一日則為百分之十三點三。

本集團以賬面值共約港幣十一億一千七百二十萬元（二零零五年三月三十一日：港幣十三億三千八百萬元）之物業作抵押，取得銀行貸款額共港幣五億二千五百萬元（二零零五年三月三十一日：港幣六億四千八百三十萬元）。於資產負債表結算日，上述貸款額已被動用者計為港幣三億一千九百萬元（二零零五年三月三十一日：港幣三億六千三百三十萬元）。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百四十名員工。於二零零五年九月三十日止上半年度僱員開支（不包括董事酬金）達港幣二千三百二十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零五年九月三十日，依證券及期貨條例（「證券條例」）第352條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份中之權益如下：

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	**總數**
陳　斌	108,188,971	–	*61,335,074	–	**169,524,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	54,000	–	–	–	**54,000**

*註： 該等股份乃透過一間由陳斌先生全資擁有之公司所持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及聯交所根據《上市發行人董事進行證券交易的標準守則》（「《標準守則》」）所獲通知，各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團（定義於證券條例第XV部內界定）之股份或相關股份中擁有任何權益或淡倉。

於上半年度，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零五年九月三十日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之五或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	股份數目
陳潘慧娟	96,185,380

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零五年九月三十日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

回顧上半年度，本公司並無贖回任何公司股份。另本公司或各附屬公司於上半年內均無購買或出售本公司任何股份。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期賬目。

遵守企業管治常規守則

在上半年度內，本公司一直遵守聯交所證券上市規則附錄十四所載《企業管治常規守則》(「《常規守則》」)，惟下列事項除外：

(1) 根據《常規守則》A.2.1條守則條文：主席及行政總裁之角色應有區分，並不應由一人同時兼任。

本公司主席及行政總裁之角色並無區分，陳斌先生現同時擔任本公司主席及行政總裁職務。董事局認為，由同一人兼任主席及行政總裁職務可以提高本公司的企業決策及執行效率，有助於本集團更有效及迅速抓緊商機。眾多本港及國際機構均採用該項安排，可令公司敏捷地作出決策從而達到較高效益，此乃在應付迅速轉變的營商環境所需具備之條件。

(2) 根據《常規守則》A.4.1條守則條文，非執行董事的委任應有指定任期，並須接受重新選舉。

本公司的非執行董事並無指定任期，但須根據本公司之細則規定，在股東週年大會上輪席告退及重選連任。

(3) 根據《常規守則》A.4.2條守則條文第二部份，每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。

根據本公司細則規定，於每屆股東週年大會上，按當時在任董事人數計三分一董事(或倘數目並非三之倍數，則為最接近但不超過三分一之數目)必須輪值告退，惟主席或董事總經理職務者無須輪值告退。董事局認為主席任期之連續性可予集團強而穩定的領導方向，乃對集團業務之順暢經營運作極為重要。

(4) 根據《常規守則》D.1.2條守則條文，發行人應規範賦予董事局之職能及轉授予管理層之職能。

本公司董事局及管理層之職能已分別確立並以書面列載，且已於二零零五年六月獲董事局批准。

遵守董事證券交易標準守則

本公司已採納上市規則附錄十所載標準守則以規範董事的證券交易。公司已向所有董事作出查詢，所有董事已確認在期間內均已遵守標準守則。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零五年十二月八日

於本報告日期，本公司董事局成員包括執行董事陳斌先生（主席）、李永修先生及林威廉先生，非執行董事陳秀清小姐，以及獨立非執行董事郭志樑先生、胡祖雄先生及張永兆先生。